

November 18, 2011

Via E-mail
Mr. William Collins
Chairman, President and Chief Executive Officer
Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

>   **Re: Trellis Earth Products, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 7, 2011**
>   **File No. 333-176970**

Dear Mr. Collins:

　　We have reviewed your response letter and the above-referenced filing, and we have the following comments.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

2. We note your response to comment three of our letter dated October 19, 2011. Specifically, we note the following:

    -   In the third statement for which you provided supplemental material, you state that the total plastics packaging market is estimated to be $38.2 billion in U.S. sales per year. However, the source you provide does not appear to attribute the $38.2 billion solely to the U.S. market. Please provide us with the basis for the applicability of your statement to the U.S. market.

    -   In the fourth statement for which you provided supplemental material, you attribute the information to the website of the University of Applied Sciences and Arts in Hanover, Germany. We are unable to locate this information on the university's website. However, we were able to locate the information on the European Bioplastics website. Please either tell us where we can find the information on the university's website, or revise your statement to direct investors to the appropriate source.

    -   In the fifth statement for which you provided supplemental material, you state that $2.7 billion is less than one percent of the U.S. plastics market. Please provide us with support for this statement.

Summary Financial Data, page 4

3. We note your response to comment six of our letter dated October 19, 2011. It appears that the denominator used in computing pro forma (as adjusted) basic and diluted earnings per share includes 4,000,000 IPO shares. As we stated in our prior comment, the denominator used in computing pro forma EPS should reflect only those IPO shares whose proceeds are being used to repay debt. Please make the appropriate revisions.

4. In computing the 899,666 in weighted average shares representing the conversion of your preferred stock to common stock that you used for the six months ended June 30, 2011, it appears that you just divided the number of preferred shares outstanding at June 30, 2011 by the conversion rate of two, rather than using the weighted average over the six month period. Please revise your computation to use the weighted average.

5. Please revise your pro forma information for the year ended December 31, 2010 and the interim 2011 period to include pro forma adjustments giving effect to the recent employment agreement with Mr. Collins for a $225,000 salary as discussed on page 36. Please also include pro forma adjustments for the changes in director compensation discussed on page 37.

Notes to Financial Statements (Unaudited), page F-22

Note M – Subsequent Events, page F-31

6. We note your added disclosure in the third paragraph that subsequent to June 30, 2011, you issued 377,286 common shares and received gross proceeds of $754,572. However, on page II-2, you state that subsequent to June 30, 2011, you issued 405,036 common shares and received gross proceeds of $810,072. Please revise your disclosures to consistently reflect the appropriate numbers.

Exhibit 23.1

7. The audit report on page F-2 is dated September 21, 2011. This consent refers to a report dated September 20, 2011. Please make arrangements with your auditors to have them revise their consent so that it refers to the same date as their audit report.

　　　　You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　/s/ Pamela Long

　　　　　　　　　　　　　　　　　　　　　Pamela Long
　　　　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　Via E-mail
　　　　Marcelle S. Balcombe, Esq.
　　　　Sichenzia Ross Friedman Ference Anslow LLP